SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___)*

ReShape Lifesciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29365M505
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 29365M505	13 G	Page 2 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON U.S. Venture Partners X, L.P. (“USVP X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,740,646 shares; except that Presidio Management Group X, L.L.C. (“PMG X”), the general partner of USVP X, may be deemed to have sole power to vote such shares, and Irwin Federman (“Federman”), Steven M. Krausz (“Krausz”), Paul Matteucci (“Matteucci”), Jonathan D. Root (“Root”), Casey M. Tansey (“Tansey”) and Richard W. Lewis (“Lewis”), the managing members of PMG X, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,740,646 shares; except that PMG X, the general partner of USVP X, may be deemed to have the sole power to dispose of such shares, and Federman, Krausz, Matteucci, Root, Tansey and Lewis, the managing members of PMG X, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,740,646*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.8%*
12	TYPE OF REPORTING PERSON*	PN

* Includes (i) 1,530,046 shares of Common Stock of the Issuer directly held by USVP X and (ii) 1,210,600 shares of Common Stock underlying 12,106 shares of series C convertible preferred stock of the Issuer, 322,900 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 3 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON USVP X Affiliates Fund, L.P. (“USVP X AFF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

87,708 shares; except that PMG X, the general partner of USVP X AFF, may be deemed to have sole power to vote such shares, and Federman, Krausz, Matteucci, Root, Tansey and Lewis, the managing members of PMG X, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

87,708 shares; except that PMG X, the general partner of USVP X AFF, may be deemed to have the sole power to dispose of such shares, and Federman, Krausz, Matteucci, Root, Tansey and Lewis, the managing members of PMG X, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	87,708*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%*
12	TYPE OF REPORTING PERSON*	PN

* Includes (i) 49,008 shares of Common Stock of the Issuer directly held by USVP X AFF and (ii) 38,700 shares of Common Stock underlying 387 shares of series C convertible preferred stock of the Issuer, 10,400 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 4 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Presidio Management Group X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X, the general partner of each of USVP X and USVP X AFF, may be deemed to have sole power to vote such shares, and Federman, Krausz, Matteucci, Root, Tansey and Lewis, the managing members of PMG X, may be deemed to have shared power to vote such shares

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X, the general partner of each of USVP X and USVP X AFF, may be deemed to have sole power to dispose of such shares, and Federman, Krausz, Matteucci, Root, Tansey and Lewis, the managing members of PMG X, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,828,354*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%*
12	TYPE OF REPORTING PERSON*	OO

* Includes (i) 1,579,054 shares of Common Stock of the Issuer indirectly held by PMG X and (ii) 1,249,300 shares of Common Stock underlying 12,493 shares of series C convertible preferred stock of the Issuer, 333,300 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 5 of 18

1	NAME OF REPORTING PERSON Irwin Federman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Federman, a managing member of PMG X, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Federman, a managing member of PMG X, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,828,354*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%*
12	TYPE OF REPORTING PERSON*	IN

* Includes (i) 1,530,046 shares of Common Stock of the Issuer directly held by USVP X and 1,210,600 shares of Common Stock underlying 12,106 shares of series C convertible preferred stock of the Issuer, 322,900 shares of which are held in escrow, and (ii) 49,008 shares of Common Stock of the Issuer directly held by USVP X AFF and 38,700 shares of Common Stock underlying 387 shares of series C convertible preferred stock of the Issuer, 10,400 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 6 of 18

1	NAME OF REPORTING PERSON Steven M. Krausz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

	5	SOLE VOTING POWER 0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Krausz, a managing member of PMG X, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Krausz, a managing member of PMG X, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,828,354*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%*
12	TYPE OF REPORTING PERSON*	IN

* Includes (i) 1,530,046 shares of Common Stock of the Issuer directly held by USVP X and 1,210,600 shares of Common Stock underlying 12,106 shares of series C convertible preferred stock of the Issuer, 322,900 shares of which are held in escrow, and (ii) 49,008 shares of Common Stock of the Issuer directly held by USVP X AFF and 38,700 shares of Common Stock underlying 387 shares of series C convertible preferred stock of the Issuer, 10,400 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 7 of 18

1	NAME OF REPORTING PERSON Paul Matteucci
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

	5	SOLE VOTING POWER 0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Matteucci, a managing member of PMG X, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Matteucci, a managing member of PMG X, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,828,354*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%*
12	TYPE OF REPORTING PERSON*	IN

* Includes (i) 1,530,046 shares of Common Stock of the Issuer directly held by USVP X and 1,210,600 shares of Common Stock underlying 12,106 shares of series C convertible preferred stock of the Issuer, 322,900 shares of which are held in escrow, and (ii) 49,008 shares of Common Stock of the Issuer directly held by USVP X AFF and 38,700 shares of Common Stock underlying 387 shares of series C convertible preferred stock of the Issuer, 10,400 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 8 of 18

1	NAME OF REPORTING PERSON Jonathan D. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

	5	SOLE VOTING POWER 0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Root, a managing member of PMG X, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Root, a managing member of PMG X, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,828,354*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%*
12	TYPE OF REPORTING PERSON*	IN

* Includes (i) 1,530,046 shares of Common Stock of the Issuer directly held by USVP X and 1,210,600 shares of Common Stock underlying 12,106 shares of series C convertible preferred stock of the Issuer, 322,900 shares of which are held in escrow, and (ii) 49,008 shares of Common Stock of the Issuer directly held by USVP X AFF and 38,700 shares of Common Stock underlying 387 shares of series C convertible preferred stock of the Issuer, 10,400 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 9 of 18

1	NAME OF REPORTING PERSON Casey M. Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

	5	SOLE VOTING POWER 0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Tansey, a managing member of PMG X, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Tansey, a managing member of PMG X, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,828,354*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%*
12	TYPE OF REPORTING PERSON*	IN

* Includes (i) 1,530,046 shares of Common Stock of the Issuer directly held by USVP X and 1,210,600 shares of Common Stock underlying 12,106 shares of series C convertible preferred stock of the Issuer, 322,900 shares of which are held in escrow, and (ii) 49,008 shares of Common Stock of the Issuer directly held by USVP X AFF and 38,700 shares of Common Stock underlying 387 shares of series C convertible preferred stock of the Issuer, 10,400 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 10 of 18

1	NAME OF REPORTING PERSON Richard W. Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

	5	SOLE VOTING POWER 0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Lewis, a managing member of PMG X, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

2,828,354 shares, of which 2,740,646 are directly owned by USVP X and 87,708 are directly owned by USVP X AFF. PMG X is the general partner of each of USVP X and USVP X AFF. Lewis, a managing member of PMG X, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,828,354*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%*
12	TYPE OF REPORTING PERSON*	IN

* Includes (i) 1,530,046 shares of Common Stock of the Issuer directly held by USVP X and 1,210,600 shares of Common Stock underlying 12,106 shares of series C convertible preferred stock of the Issuer, 322,900 shares of which are held in escrow, and (ii) 49,008 shares of Common Stock of the Issuer directly held by USVP X AFF and 38,700 shares of Common Stock underlying 387 shares of series C convertible preferred stock of the Issuer, 10,400 shares of which are held in escrow.

CUSIP NO. 29365M505	13 G	Page 11 of 18

ITEM 1(A).	NAME OF ISSUER

ReShape Lifesciences, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2800 Patton Road

St. Paul, Minnesota 55113

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by PMG X, USVP X, USVP X AFF, Federman, Krausz, Matteucci, Root, Tansey and Lewis. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

PMG X, the general partner of each of USVP X and USVP X AFF, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by USVP X and USVP X AFF. Federman, Krausz, Matteucci, Root, Tansey and Lewis are managing members of PMG X and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by USVP X.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

U.S. Venture Partners

1460 El Camino Real, Suite 100

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

USVP X and USVP X AFF are each a Delaware limited partnership. PMG X is a Delaware limited liability company. Federman, Krausz, Matteucci, Root, Tansey and Lewis are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 29365M505

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 29365M505	13 G	Page 12 of 18

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

* Percentages calculated using a denominator of 29,957,113 shares of Common Stock of the Issuer as of close of business on December 19, 2017 as reported by the Issuer on Form 8-K dated December 22, 2017.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of each of USVP X, USVP X AFF and the limited liability company agreement of PMG X, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP NO. 29365M505	13 G	Page 13 of 18

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 29365M505	13 G	Page 14 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

PRESIDIO MANAGEMENT GROUP X, L.L.C.	Irwin Federman

U.S. Venture Partners X, L.P.	Steven M. Krausz
By Presidio Management Group X, L.L.C.
Its General Partner	Paul Matteucci

USVP X Affiliates, L.P.	Jonathan D. Root
By Presidio Management Group X, L.L.C.
Its General Partner	CASEY M. TANSEY

RICHARD w. LEWIS

By:	/s/ Dale Holladay	By:	/s/ Dale Holladay
	Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities*		Dale Holladay, Attorney-In-Fact for the above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 29365M505	13 G	Page 15 of 18

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

Exhibit B: Power of Attorney	17

CUSIP NO. 29365M505	13 G	Page 16 of 18

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ReShape Lifesciences, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 5, 2017

PRESIDIO MANAGEMENT GROUP X, L.L.C.	Irwin Federman

U.S. Venture Partners X, L.P.	Steven M. Krausz
By Presidio Management Group X, L.L.C.
Its General Partner	Paul Matteucci

USVP X Affiliates, L.P.	Jonathan D. Root
By Presidio Management Group X, L.L.C.
Its General Partner	CASEY M. TANSEY

rICHARD w. lEWIS

By:	/s/ Dale Holladay	By:	/s/ Dale Holladay
	Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities*		Dale Holladay, Attorney-In-Fact for the above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 29365M505	13 G	Page 17 of 18

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Presidio Management Group X, L.L.C. or such other person or entity as is designated in writing by Dale Holladay (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”), with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates each of Casey Tansey, Dale Holladay and Kenji Yanagishita (each, an “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: February 2, 2018

Presidio Management Group X, L.L.C.		U.S. Venture Partners X, L.P.
By Presidio Management Group x, L.L.C.
Its General Partner
By:	/s/ Casey M. Tansey
	Name: Casey M. Tansey	By:	/s/ Casey M. Tansey
	Title: Managing Member		Name: Casey M. Tansey
Title: Managing Member

USVP X affiliates, L.P.
By Presidio Management Group x, L.L.C.
Its General Partner

		By:	/s/ Casey M. Tansey
Name: Casey M. Tansey
Title: Managing Member

CUSIP NO. 29365M505	13 G	Page 18 of 18

/s/ Irwin Federman	/s/ Casey M. Tansey
Irwin Federman	CASEY M. TANSEY

/s/ Steven M. Krausz	/s/ Jonathan D. Root
Steven M. Krausz	Jonathan D. Root

/s/ Paul Matteucci	/s/ Richard W. Lewis
Paul Matteucci	Richard W. Lewis